

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001   Tel. 212-697-8540   Fax. 212-573-6805

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Directors
of Fordham Financial Management, Inc.

We have audited the accompanying statement of financial condition of Fordham Financial Management, Inc. (a Colorado corporation) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows, and the related notes to the financial statements, for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Fordham Financial Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Fordham Financial Management, Inc.'s financial statements. The supplemental information is the responsibility of Fordham Financial Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Tarlow & Co., C.P.A.'s

New York, NY
February 26, 2016